TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

August 1, 2007

Titan Trading Analytics Inc. Launches Institutional Signal Generation Desk

EDMONTON, ALBERTA - (August 1, 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it has begun developing relationships with institutions and high net worth brokers as the first step in developing an Institutional Sales Desk. Brad Weber, Institutional Sales, and Eric Davidson, Analyst will spearhead this offering out of Titan's West Palm Beach office. The Institutional Sales team will leverage Titan's wholly owned proprietary equity models in order to generate trading signals customized to each Institution’s methodology.

Titan's Director of US Trading Operations, Philip Carrozza II, says, "An institutional sales offering is one of many ways in which Titan is able to scale its Proprietary Models and Trading Platform. Alternative investments such as hedge funds are always searching for high quality, actionable trading ideas. We are able to provide such information to hedge funds, high net worth brokers, and other types of managed accounts.”

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239